December 11, 2018

Javier Gremes Cordero
Chief Executive Officer
GAS TRANSPORTER OF THE SOUTH INC
Don Bosco 3672, 5th Floor
C1206ABF City of Buenos Aires, Argentina

       Re: GAS TRANSPORTER OF THE SOUTH INC
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 1-13396

Dear Mr. Cordero:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 18. Financial Statements
Report of Independent Registered Public Accounting Firms, page F-1

1. We note that your 2017 financial statements were audited jointly, while in prior years your financial statements were audited by a single independent registered accounting firm.
      Please explain to us why your 2017 financial statements were jointly audited, clarify whether there was any home country requirement for a joint audit, and explain the basis for a joint audit under PCAOB standards.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and
Comparative Information, page F-8

2. Referencing authoritative literature that supports your accounting treatment, please tell us how you account for concessions as well as the nature and amounts recorded.
 Javier Gremes Cordero
GAS TRANSPORTER OF THE SOUTH INC
December 11, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



FirstName LastNameJavier Gremes Cordero    Sincerely,
Comapany NameGAS TRANSPORTER OF THE SOUTH INC
                                           Division of Corporation Finance
December 11, 2018 Page 2                   Office of Consumer Products
FirstName LastName